SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35378; File No. 812-15564

Franklin Lexington Private Markets Fund, et al.

November 7, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint

transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under

the Act.

Summary of Application: Applicants request an order to permit closed-end management

investment companies and business development companies to co-invest in portfolio companies

with each other and with certain affiliated investment entities.

Applicants: Franklin Lexington Private Markets Fund, Franklin Templeton Fund Adviser, LLC,

Franklin Advisers, Inc., Lexington Advisors LLC, Lexington Partners L.P., CIP V (Offshore),

L.P., Irrevocable Trust Agreement CIB/3036 Account, Irrevocable Trust Agreement CIB/3299

Account, LCP Co-Invest Feeder - G, L.P., LCP Co-Invest Global Feeder - G, L.P., LCP IX

(Offshore), L.P., LCP IX (Peru), L.P., LCP IX Co-Invest Partners A, L.P., Lexington Alpine Co-

Invest, L.P., Lexington Kale Co-Invest, L.P., Lexington KC Co-Invest - G, L.P., Lexington

Loki Co-Invest, L.P., Lexington Loki Feeder, L.P., Lexington Secretariat Co-Invest, L.P.,

Lexington Secretariat Feeder, L.P., LGP Offshore IX, L.P., LGP Offshore VI, L.P., LCP IX

(Luxembourg) Master SCSp, LCP IX (Luxembourg) SCSp, Lexington Global Partners (Lux)

Master SCSp, Lexington Global Partners (Lux) SCSp, LCP IX Co-Invest Partners B, L.P., LCP

IX Leo, L.P., Lexington Capital Partners IX, L.P., Lexington Capital Partners (Ontario), L.P., Lexington Global Partners IX, L.P., Lexington Global Partners VI, L.P., Lexington Global Partners VII, L.P., Lexington ICON Co-Invest, L.P., LCP X (Luxembourg) Master SCSp, LCP X (Luxembourg) SCSp, LCP X (Offshore), L.P., LCP X Co-Invest Feeder A, L.P., LCP X Co-Invest Partners A, L.P., LCP X Co-Invest Partners G, L.P., LCP X Co-Invest Partners N, L.P., Lexington Blue Sky Co-Invest, L.P., Lexington Blue Sky Feeder, L.P., LGP Offshore VIII, L.P., LGP Offshore XI L.P., LCP X Co-Invest Partners P, L.P., LCP X Co-Invest Partners B, L.P., Lexington Capital Partners (Ontario) II, L.P., Lexington Capital Partners X, L.P., Lexington Global Partners VIII, L.P., Lexington Global Partners XI, L.P., LCP X Co-Invest Partners C, L.P., Lexington CIP V-A-O, L.P., Lexington CIP V-C-O, L.P., Lexington CIP V-F-O, L.P., Lexington CIP V-M-O, L.P., Lexington Co-Investment Partners V, L.P., Lexington Co-Investment Partners V-A, L.P., Lexington Co-Investment Partners V-B, L.P., Lexington Co-Investment Partners V-C, L.P., Lexington Co-Investment Partners V-F, L.P., Lexington Middle Market Investors IV, L.P., Lexington Middle Market Partners, L.P., LMMI IV Leo, L.P., LMMI (Offshore) IV, L.P., LMMP Offshore, L.P., Lexington Middle Market Investors V, L.P., Lexington Global Partners X, L.P., LGP Offshore X, L.P., LGP Intermediate X, L.P., Lexington Private Equity 25, L.P., Leo Lex Partners SCSp, Lexington Co-Investment Partners VI, L.P., Lexington Co-Investment Partners VI-A, L.P., Lexington Co-Investment Partners VI-J, L.P., Lexington Co-Investment Partners VI-F, L.P., Lexington CIP VI-F-O, L.P., Lexington Co-Investment Partners VI-B, L.P., Lexington Co-Investment Partners VI-C, L.P., Lexington Co-Investment Partners VI (Ontario), L.P., CIP VI-J (Offshore), L.P., CIP VI (Offshore), L.P., Lexington CIP VI-J-O, L.P., Lexington CIP VI (Lux) Master SCSp, Lexington CIP VI (Lux) SCSp, Lexington Beacon Feeder, L.P., Lexington Viking Co-Invest, L.P., LGP Offshore XII,

L.P., Lexington Epikairos Co-Invest, L.P., Lexington Beacon Co-Invest, L.P., Lexington Global Partners XII, L.P., LCP X Co-Invest Partners H, L.P., Lexington Raptor Co-Invest, L.P., Lexington Private Equity Odin, L.P., LMMI (Offshore) V, L.P., LMMI V (Luxembourg) Master SCSp, LMMI V (Luxembourg) SCSp, Lexington Odin Co-Invest, L.P., LCP X Co-Invest Partners J, L.P., Lexington Continuation Vehicle Investors, L.P., LCVI (Offshore), L.P., LCVI (Luxembourg) Master SCSp, and LCVI (Luxembourg) SCSp.

Filing Dates: The application was filed on April 17, 2024 and amended on August 7, 2024, October 24, 2024, and November 6, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on December 2, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Todd Lebo, Esq., Todd.Lebo@franklintempleton.com.

<u>FOR FURTHER INFORMATION CONTACT</u>: Kris Easter Guidroz, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

<u>SUPPLEMENTARY INFORMATION</u>: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' third amended and restated application, dated November 6, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.